| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69556 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OLDEN LANE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SOMERSET CORPORATE BLVD, SUITE 101-2ND FLOOR
(No. and Street)

| BRIDGEWATER | NJ | 08807 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL MACCHIAROLA | (908) 432-6819 | mmacchiarola@oldenlane.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

| 1411 Broadway, 23rd Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/2003 | 100 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Michael Macciarola_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Olden Lane Securities LLC_____, as of ___December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YUEN NA CHUN
Notary Public State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1, 20 22

_____
Notary Public

Signature _____

Title:
Chief Executive Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Olden Lane Securities LLC

**(A wholly owned subsidiary of Olden Lane Inc.)**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2021**

# Olden Lane Securities LLC
**(A wholly owned subsidiary of Olden Lane Inc.)**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**

[x]    Independent Auditors' Report.
[x]    Facing Page.
[x]    Statement of Financial Condition.
[ ]    Statement of Operations.
[ ]    Statement of Changes in Member's Equity.
[ ]    Statement of Cash Flows.
[ ]    Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]    Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]    Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]    Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[ ]    A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]    A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]    An Affirmation.
[ ]    A copy of the SIPC Supplemental Report.
[ ]    A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]    Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]    Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Olden Lane Securities LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olden Lane Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 22, 2022

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

## Olden Lane Securities LLC
**(A wholly-owned subsidiary of Olden Lane Inc.)**

**Statement of Financial Condition**
**December 31, 2021**

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 187,847 |
| Due from clearing broker, including clearing deposit of $100,000 | | 160,938 |
| Other assets | | 4,036 |
| | | |
| Total assets | $ | 352,821 |
| | | |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Accrued expenses and accounts payable | $ | 73,574 |
| | | |
| Total liabilities | | 73,574 |
| | | |
| Members' equity | | |
| Preferred member interest | | 250,000 |
| Other member interest | | 29,247 |
| | | |
| Total members' equity | | 279,247 |
| | | |
| Total liabilities and members' equity | $ | 352,821 |

The accompanying notes are an integral part of this financial statement.

# Olden Lane Securities LLC
**(A wholly-owned subsidiary of Olden Lane Inc.)**

## Notes to Statement of Financial Condition
## December 31, 2021

1.  **Organization and Business**

    Olden Lane Securities LLC (the "Company"), a wholly-owned subsidiary of Olden Lane Inc. (the "Parent"), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of buying and selling and trading fixed income securities.

2.  **Summary of Significant Accounting Policies**

    **Use of Estimates**
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    **Cash**
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    **Due from Clearing Broker**
    The Company is required to maintain a minimum clearing deposit of $100,000 with its clearing broker, Hilltop Securities Inc. The amounts owed by the clearing broker represent a concentration of credit risk.

    **Income Taxes**
    The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

    At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

**Allowance for Credit Losses**

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments -– Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2021, there was no allowance for credit losses. For the year ended December 31, 2021, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

3.    **Preferred Member Interest**

On July 11, 2019 the Department of Commerce Federal Credit Union ("DOC") was admitted as a Preferred Member of the Company contemporaneous with a capital contribution of $250,000 in exchange for 25 Preferred Units. As a Preferred Member, DOC is entitled to a cumulative return at a rate of eight percent (8%) per annum and paid quarterly. Preferred Units carry a redemption right, but not an obligation to exercise that right, beginning on the sixth anniversary of its preferred membership.

Preferred Units entitle DOC to preferred allocations, distributions, liquidation preference and redemption rights as set forth in the Company's Operating Agreement.

The first payment of the preferred return was for $5,000 made on October 16, 2019. Subsequent payments of the preferred return are due every three months hence. For the year ended December 31, 2021, the Company paid $20,000 in preferred returns.

4.    **Related Party Transactions**

The Company had a services agreement with its Parent whereby the Parent was to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs were allocated based on the Expense Sharing Agreement ("ESA") between the two companies. Effective January 29, 2019 the Parent amended the ESA so that the Company will not reimburse the Parent for any of the costs the Parent has attributed to and paid on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5.  **Liquidity and Capital Resources**

The Company's liquidity needs to date have been satisfied through a contribution of $250,000 from the Department of Commerce Federal Credit Union to cover expenses in exchange for the issuance of the 25 Preferred Units (as defined in Note 5). In addition, the Company's Parent may provide the Company Working Capital.  The Company has incurred monthly losses and negative cash flows to date.   Based on the foregoing, the Company may not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 205-40, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent, and the Parent has the financial wherewithal to fund the Company and that are sufficient to fund the working capital needs of the Company for at least one year from this filing.

6.  **Indemnifications and Off-Balance-Sheet Risks**

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer.  In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications.  The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

7.  **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern".  This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time.   The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities.  The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted.  If the financial markets and/or the overall economy are impacted for an extended period, the Company's

results may be materially affected. The statement of financial conditions does not include any adjustments that might result from the outcome of this uncertainty

8.     **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $275,000 which exceeded the required net capital by approximately $175,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers. The Company does not handle cash or securities on behalf of customers.

9.     **Subsequent Events**

The Company has evaluated subsequent events through the date this financial statement was issued. No events were noted which would require adjustments or disclosure in the footnotes to the statement of financial conditions.